EXHIBIT 99.22

CONSENT OF MICHAEL J. BROCH

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the annual information form of the Corporation dated March 30, 2012 and (2) the management’s discussion and analysis of the Corporation for the year ended December 31, 2011, which includes reference to my name in connection with information relating to the El Pilar property.

Date: March 30, 2012

/s/ Michael J. Broch Michael J. Broch